ATCO
GROUP

Corporate Office

2009 DEC 14 A 8:01

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

December 2, 2009

SUPPL

[redacted]

09047480

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed December 1, 2009 for symbol ACO.X
- Corporation's Form 1, filed December 1, 2009 for symbol ACO.Y
- Corporation's Form 1, filed December 1, 2009 for symbol ACO.PR.A

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

12/14

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	51,062,006	As at :	11/01/2009
	Effect on Issued & Outstanding Securities		
Employee Stock Option Plan	289,000		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	51,351,006		

Employee Stock Option Plan

Stock Options Outstanding Opening Balance:	**1,020,300**	As at :	11/01/2009

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
11/30/2009	N		289,000	1,200	

Filer's comment

TSX Reserved = 2,364,300 TSX Available = 1,634,200

Totals		0	289,000	1,200	0

Stock Options Outstanding Closing Balance:	**730,100**	As at :	11/30/2009

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	6,861,558	As at :	11/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,861,558		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34745

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	11/01/2009 - 11/30/2009

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	11/01/2009
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	12/01/2009
Last Updated:	12/01/2009